Materion Corporation
6070 Parkland Boulevard, Mayfield Heights, OH 44124
p 216.486.4200 f 216.383.4005 www.materion.com

January 9, 2014

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:     Terence O’Brien, Branch Chief
Al Pavot
Sherry Haywood
Jay Ingram

Re:	Materion Corporation
December 31, 2013 Form 10-K filed March 14, 2014
September 26, 2014 Form 10-Q filed October 30, 2014
File No. 1-15885

Ladies and Gentlemen:
Materion Corporation, an Ohio corporation (the “Company”), has received the comment letter from the staff of the Securities and Exchange Commission (the “Commission”), dated December 24, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed March 14, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2014 filed October 30, 2014.
The Commission has asked that the Company respond to the Commission’s comments in the Comment Letter within 10 business days. The Company is currently reviewing the Comment Letter. As discussed with Jay Ingram on January 9, 2015, the Company is requesting that it be allowed to respond no later than January 15, 2015. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.
If you have any questions regarding this matter, please do not hesitate to contact the undersigned at 216-383-6889.
Very truly yours,
/s/ Joseph P. Kelley
Joseph P. Kelley
Vice President, Finance and Chief Financial Officer